UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President - Executive Officer / CFO

June 9, 2008

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda
President & CEO
Head Office:	1-5-5 Otemachi,
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1st Sec., OSE 1st Sec.)

Determination of Initial Conversion Price of

Eleventh Series Class XI Preferred Shares

Mizuho Financial Group, Inc. hereby announces that the Initial Conversion Price of Eleventh Series Class XI Preferred Shares has been determined as follows, according to the calculation method of Initial Conversion Price defined by the terms and conditions of the Preferred Shares.

1.	Initial Conversion Price: 536,700 yen

2.	Effective date: Beginning July 1, 2008

Reference

Outstanding number of Eleventh Series Class XI Preferred Shares (as of today): 943,740 shares

The Initial Conversion Price mentioned above will be adjusted to 536.7 yen as a result of the allotment of shares or fractions of a share without consideration, which is to become effective on January 4, 2009 (scheduled), following the abolishment of the fractional share system and lowering of the minimum investment amount announced on May 15, 2008.

The Conversion Price is subject to adjustment on July 1 of each year, from July 1, 2009 to July 1, 2015, based on the prescribed calculation method.

Contact:	Mizuho Financial Group, Inc., Corporate Communications Public Relations Office Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to Determination of Initial Conversion Price of Eleventh Series Class XI Preferred Shares and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.